Stellar Acquisition III Inc.

90 Kifissias Avenue

Maroussi 15125

Athens, Greece

May 16, 2016

US Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Daniel Morris

RE:	Stellar Acquisition III Inc.
Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted April 18, 2016 CIK No. 0001665300

Dear Mr. Morris:

On behalf of Steller Acquisition III Inc. (“we” or the “Company”), we hereby respond to the letter dated May 5, 2016 from you to the Company, setting forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in respect of the Company’s Amendment No. 2 to Draft Registration Statement on Form S-1 submitted to the Commission on April 18, 2016. For your convenience, we have transcribed each of the Staff’s comments below in bold type, and followed each such comment with the Company’s response in plain type.

Summary, page 1

1.	It appears that, in response to prior comment 1, you deleted much of the disclosure throughout your document about the association between Messrs. Tsirigakis and Syllantavos and the two blank check companies. Please expand the disclosure in the appropriate section to discuss when Nautilus Marine and Star Maritime conducted their initial public offerings, briefly describe that Nautilus Marine and Star Maritime consummated business transactions and disclose the current trading market of the post combination entities.

The Company proposes to revise the disclosure in Amendment No. 3 to the Draft Registration Statement in the appropriate sections relating to the association between Messrs. Tsirigakis and Syllantavos and the two blank check companies, as follows:

“Messrs. Tsirigakis and Syllantavos, our co-Chief Executive Officers, were founders, officers and directors of two blank check companies that consummated business combinations, Nautilus Marine Acquisition Corp., which we refer to as Nautilus Marine, and Star Maritime Acquisition Corp., which we refer to as Star Maritime. Nautilus Marine conducted an initial public offering in June 2011, consummated a business combination in February 2013, was taken private as Nautilus Offshore Services Inc. in October 2013, and in November 2015 was acquired by DryShips, Inc. (Nasdaq:DRYS). Star Maritime conducted an initial public offering in June 2005, consummated a business combination in November 2007, and trades on the Nasdaq Stock Market as Star Bulk Carriers Corp. (Nasdaq:SBLK). Messrs. Tsirigakis and Syllantavos played the leading role throughout the business combination transactions for Nautilus Marine and for Star Maritime, including identifying suitable acquisition candidates including the ultimate targets, and the consummation of such acquisitions. With respect to the above transactions, past performance by Messrs. Tsirigakis and Syllantavos, or any other member of our management team, is not a guarantee that we will be able to locate a suitable candidate for our initial business combination or of success with respect to any business combination we may consummate. In connection with the previous blank check companies with which they were associated, the benefits Messrs. Tsirigakis and Syllantavos received were the same as or similar to those received by all other sponsors for similar entities and included the ownership of founders’ equity prior to the initial public offering and the acquisition of warrants or units in connection with the public offering. In addition, Mr. Argyros, our director nominee, received founders’ equity prior to the initial public offering of Nautilus Marine, in line with equity received by outside directors for similar entities.”

May 16, 2016

U.S. Securities and Exchange Commission

Attn: Daniel Morris

Re: Stellar Acquisition III Inc.

2.	We note your response to prior comment 3. Please expand the disclosure about the business experience of Mr. Tsirigakis to disclose the net loss of Dryships, Inc. for the fiscal year ended December 31, 2015 and the “going concern” language in the financial statements and auditor’s report.

Although DryShips, Inc. (“DryShips”) recently disclosed “going concern” language in its financial statements, Nautilus Offshore Services Inc. (“Nautilus Offshore”), a subsidiary of DryShips since Novermber 2015, was cash flow and earnings per share accretive during the fiscal year ended December 31, 2015 and thus did not contribute to the losses experienced by DryShips. Consequently, we believe that disclosure of the net loss of DryShips for the fiscal year ended December 31, 2015 and the “going concern” language in the financial statements of DryShips is not material.

3.	We note your response to prior comment 4. Please tell us why you disclose the benefits that Messrs. Tsirigakis and Syllantavos received only until Nautilus Marine and Star Maritime completed their initial public offerings. Please disclose whether Messrs. Tsirigakis and Syllantavos received benefits when the entities were initially acquired, when they were taken private and/or after the acquisition by DryShips, Inc.

Following the business combination of each of Nautilus Marine and Star Maritime, each of Messrs. Tsirigakis and Syllantavos entered into an employment agreement with the respective entity pursuant to which he received a salary and bonus that were similar to the salary and bonus of the executive officers of similar companies. Neither Mr. Tsirigakis nor Mr. Syllantavos received any finder’s fees, commissions, shares, options or other benefit in cash or kind in connection with any such business combination or subsequent privatization or acquisition. Thus, we believe that disclosure of any such benefits is not required.

Private Placement Warrants, page 10

4.	We note your response to prior comment 6. Please expand the disclosure in this section to identify the sponsors who will purchase in the private placement.

The Company proposes to expand the disclosure in Amendment No. 3 to the Draft Registration Statement in this section, as follows:

“Dominium Investments Inc. and Firmus Investments Inc. have committed, pursuant to a written agreement, to purchase an aggregate of 5,700,000 private placement warrants, each exercisable to purchase one-half of one share of our common stock at $5.75 per half share, at a price of $0.50 per warrant ($2,850,000 in the aggregate) in a private placement that will occur simultaneously with the closing of this offering. Warrants may be exercised only for a whole number of shares of common stock. The purchase price of the private placement warrants will be added to the proceeds from this offering to be held in the trust account. If we do not complete our initial business combination within 24 months from the closing of this offering, the proceeds of the sale of the private placement warrants will be used to fund the redemption of our public shares (subject to the requirements of applicable law) and the private placement warrants will expire worthless. The private placement warrants will be non-redeemable so long as they are held by the initial purchasers or their permitted transferees (except as described below under “Principal Shareholders — Transfers of Founder — Shares and Private Placement Warrants”). If the private placement warrants are held by holders other than the initial purchasers or their permitted transferees, the private placement warrants will be redeemable by us and exercisable by the holders on the same basis as the warrants included in the units being sold in this offering. Our initial shareholders, or their permitted transferees, have the option to exercise the private placement warrants on a cashless basis.”

Very truly yours,

/s/ Prokopios (Akis) Tsirigakis
Prokopios (Akis) Tsirigakis Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP
Loeb & Loeb LLP